# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0001750740
Persons authorized to receive notices and communications: Gabriel Kabazo, 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6, 6048336820

## Reporting persons
- Harold Wolkin (CIK 0001750740): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 44,740; shared voting power 0; sole dispositive power 44,740; shared dispositive power 0; aggregate amount beneficially owned 44,740 (5.23% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, Vancouver, British Columbia Canada (A1), V5N1Z6

## Item 2. Identity and Background
Name of person filing: Harold Wolkin
Residence or business address: 227 Coldstream Ave, Toronto, ON, M5N 1Y4
Present principal occupation or employment: Retired
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Canada

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares issued upon vesting of RSUs

## Item 4. Purpose of Transaction
Purpose of transaction: Shares issued upon vesting of RSUs

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 44,740, 5.23%
Number of shares as to which each person has sole or shared power to vote or dispose: 44,740
Transactions in the class effected during the past sixty days: Shares issued following vesting of RSUs awarded to Director of the Issuer
Other persons with the right to receive dividends or sale proceeds: NOT APPLICABLE
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: NOT APPLICABLE

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NOT APPLICABLE

## Signatures
- Harold Wolkin: /s/ Harold Wolkin, Harold Wolkin (02/19/2025)